Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated November 5, 2026

Relating to Prospectus dated October 23, 2026

Registration No. 333-297771

PBT Land and Minerals, Inc.

FREE WRITING PROSPECTUS

PBT Land and Minerals, Inc. (“New PBT”) has become aware that certain brokers, dealers, banks or other nominees have provided certain holders (“Unitholders”) of units of beneficial interest (“Trust Units”) of Permian Basin Royalty Trust (the “Trust”) with information regarding the terms of New PBT’s offering of non-transferable subscription rights (the “Subscription Rights”) to purchase up to 2,534,188 shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”), at a subscription price of $28.08 per whole share (the “Subscription Price”) (the “Rights Offering”) that is inconsistent with the terms described in New PBT’s prospectus dated October 23, 2026 (the “Prospectus”), including with respect to the number of Class A Shares that may be purchased pursuant to each Unitholder’s Basic Subscription Right and the maximum number of additional Class A Shares that may be requested pursuant to each Unitholder’s Over-Subscription Right (each as defined and as further described below). This free writing prospectus is solely intended to clarify certain terms of the Rights Offering as described in the Prospectus and does not amend, modify or supplement the terms of the Rights Offering set forth in the Prospectus. The terms of the Rights Offering are solely those set forth in the Prospectus. The Subscription Rights expire at 5:00 p.m., Eastern Time, on November 23, 2026, unless extended, and the Rights Offering is subject to the conditions described in the Prospectus, including approval of the Business Combination by Unitholders at the Special Meeting, completion of the Blackbeard Contribution Closing and closing of the Business Combination. Capitalized terms used but not defined herein have the meanings given to them in the Prospectus.

Clarifications

The following information is provided for clarification purposes only and should be read together with the Prospectus, which may be accessed through the following active hyperlink: https://www.sec.gov/Archives/edgar/data/2142855/000121390026112102/ea0299258-09.htm.

1. Subscription Rights per Trust Unit. Each Unitholder has received one Subscription Right for each Trust Unit owned at 5:00 p.m., Eastern Time, on October 13, 2026 (the “Record Date”). The distribution of one Subscription Right per Trust Unit does not mean that one Class A Share may be purchased for each Trust Unit.

2. Basic Subscription Right Ratio. Each Subscription Right entitles the holder to purchase 0.054371 Class A Shares at the Subscription Price of $28.08 per whole share (the “Basic Subscription Right”). Class A Shares may only be purchased in whole shares and Subscription Rights to acquire less than one whole Class A Share cannot be exercised. No fractional Class A Shares will be issued, and any fractional Class A Share entitlement resulting from an exercise of Subscription Rights will be rounded to the nearest whole Class A Share, as described in the Prospectus. Subscription Rights to purchase one Class A Share).

3. Over-Subscription Right. A Unitholder that exercises its Basic Subscription Right in full may also subscribe, at the same time and at the same Subscription Price, for additional Class A Shares that are not purchased by other holders under their Basic Subscription Rights (the “Over-Subscription Right”). The maximum number of additional Class A Shares that a Unitholder may subscribe for pursuant to such Unitholder’s Over-Subscription Right is the number of Class A Shares that such Unitholder subscribed for and purchased under its Basic Subscription Right. Any Class A Shares subscribed for pursuant to the Over-Subscription Right are subject to availability and, if the available Class A Shares are insufficient to satisfy all properly exercised Over-Subscription Right requests, pro rata allocation as described below. Accordingly, a Unitholder may receive fewer Class A Shares than it requests pursuant to such Unitholder’s Over-Subscription Right, or none at all. In no event will more than 2,534,188 Class A Shares be issued in the aggregate in the Rights Offering, whether pursuant to the exercise of Basic Subscription Rights or Over-Subscription Rights.

4. Pro Rata Allocation. If the unsubscribed Class A Shares are not sufficient to satisfy all properly exercised Over-Subscription Right requests, the available Class A Shares will be prorated among those holders in proportion to the number of Class A Shares each such holder subscribed for under its Over-Subscription Right. Any excess subscription payments, including any payment for Class A Shares subscribed for pursuant to a Unitholder’s Over-Subscription Right but not allocated to such Unitholder, will be returned, without interest or penalty, as soon as practicable after the expiration of the Rights Offering.

5. Example. A Unitholder that owned 100 Trust Units on the Record Date would be entitled to subscribe for up to five Class A Shares pursuant to its Basic Subscription Right and up to an additional five Class A Shares pursuant to its Over-Subscription Right. If such Unitholder subscribes for all five Class A Shares available under its Basic Subscription Right, such Unitholder may request up to an additional five Class A Shares, and no more, under such Unitholder’s Over-Subscription Right. Such Unitholder’s ability to purchase an additional five Class A Shares is subject to availability and pro rata allocation as set forth above. The maximum amount of Class A Shares that such Unitholder could subscribe for, pursuant to both its Basic Subscription Right and Over-Subscription Right (assuming no pro rata reductions described above), is 10 Class A Shares.

6. Separate Business Combination Exchange Ratio. The one-for-one ratio described in the Prospectus relates to the separate exchange of Trust Units for Class A Shares in the Business Combination. It does not apply to the Rights Offering subscription ratio. The Rights Offering subscription ratio is 0.054371 Class A Shares per Subscription Right, subject to the terms and rounding mechanics described in the Prospectus.

7. Questions. The terms of the Rights Offering are solely those set forth in the Prospectus. Brokers, dealers, banks and other nominees should promptly update any customer-facing displays, entitlement summaries and election forms to reflect the terms described in the Prospectus. Unitholders with questions regarding the Rights Offering should contact the Information Agent, D.F. King & Co., Inc., by telephone at (877) 478-5039 (toll-free) or by email at PBT@dfking.com.

New PBT is making no recommendation as to whether any holder should exercise Subscription Rights or Over-Subscription Rights or take no action.

Neither the Trust nor the Trustee is making any offering pursuant to the Prospectus or making any recommendation regarding the exercise of Subscription Rights under the Rights Offering. The Subscription Rights issued in the Rights Offering are not transferable.

New PBT has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that New PBT has filed with the SEC for more complete information about New PBT and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Prospectus may be obtained from the Information Agent, D.F. King & Co., Inc., by telephone at (877) 478-5039 (toll-free) or by email at PBT@dfking.com.